10X Capital Venture Acquisition Corp. III

1 World Trade Center, 85th Floor

New York, NY 10007

January 3, 2021

VIA EDGAR

Ruairi Regan and Jim Lopez

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	10X Capital Venture Acquisition Corp. III

Registration Statement on Form S-1

Filed March 4, 2021, as amended

File No. 333-253868

Dear Mr. Regan and Mr. Lopez:

On December 30, 2021, 10X Capital Venture Acquisition Corp. III (the “Company”) respectfully requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 4, 2022, or as soon thereafter as practicable. The Company hereby withdraws its request until further notice.

[Signature Page Follows]

Very truly yours,

10X Capital Venture Acquisition Corp. III

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chairman and Chief Executive Officer

cc:    Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]